BIDZ.COM, INC.

February 19, 2010

Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Bidz.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 9, 2009
Form 8-K Filed August 10, 2009
File No. 1-33513

Dear Ms. Blye:

Pursuant to your letter to us dated December 24, 2009, regarding the captioned filings, please be advised that Bidz.com, Inc. (the “Company”) acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel, Mark T. Hiraide of Petillon Hiraide & Loomis LLP at (310) 543-0500.  Thank you.

Bidz.com, Inc.

/S/ LEON KUPERMAN

By Leon Kuperman
Its President